SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

             Under the Securities and Exchange Act of 1934
                          (Amendment No. 23)*

                           GEICO Corporation
                           (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                              383 712 106
                            (CUSIP Number)

                           Warren E. Buffett
                        Berkshire Hathaway Inc.
               1440 Kiewit Plaza, Omaha, Nebraska  68131
                            (402) 346-1400
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                            August 25, 1995
                     (Date of Event which Requires
                       Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    (Continued on following pages)

CUSIP No. 383 712 106                                      Page 2 of 23

1     Name of Reporting Person:

      S.S. or I.R.S. Identification No. of Above Person:
           Warren E. Buffett, ###-##-####

2     Check the appropriate box if a member of a Group*:

                                                               (a)  [X]
                                                               (b)  [ ]
_________________________________________________________________

3     SEC USE ONLY


_________________________________________________________________

4     Source of Funds*:
           AF

5     Check box if disclosure of Legal Proceedings
      is required pursuant to Items 2(d) or (e)                     [ ]

6     Citizen or place of organization:
           United States Citizen

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
           -0-

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
           -0- (See Item 6)

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
           -0-

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
           34,250,000 Shares

11    Aggregate amount beneficially owned by each Reporting
      Person:
           34,250,000 Shares

12    Check Box if the aggregate amount in
      Row (11) excludes certain shares*                             [ ]

13    Percent of class represented by amount in Row (11):
           50.6%

14    Type of Reporting Person*:
           IN

CUSIP No. 383 712 106                                      Page 3 of 23

1     Name of Reporting Person:

      S.S. or I.R.S. Identification No. of Above Person:
           Berkshire Hathaway Inc., 04-2254452

2     Check the appropriate box if a member of a Group*:

                                                               (a)  [X]
                                                               (b)  [ ]
_________________________________________________________________

3     SEC USE ONLY


_________________________________________________________________

4     Source of Funds*:
           AF

5     Check box if disclosure of Legal Proceedings
      is required pursuant to Items 2(d) or (e)                     [ ]

6     Citizen or place of organization:
           Delaware corporation

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
           -0-

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
           -0- (See Item 6)

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
           -0-

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
           34,250,000 Shares

11    Aggregate amount beneficially owned by each Reporting
      Person:
           34,250,000 Shares

12    Check Box if the aggregate amount in
      Row (11) excludes certain shares*                             [ ]

13    Percent of class represented by amount in Row (11):
           50.6%

14    Type of Reporting Person*:
           HC, CO

CUSIP No. 383 712 106                                      Page 4 of 23

1     Name of Reporting Person:

      S.S. or I.R.S. Identification No. of Above Person:
           National Indemnity Company, 47-0355979

2     Check the appropriate box if a member of a Group*:

                                                               (a)  [X]
                                                               (b)  [ ]
_________________________________________________________________

3     SEC USE ONLY


_________________________________________________________________

4     Source of Funds*:
           WC, AF

5     Check box if disclosure of Legal Proceedings
      is required pursuant to Items 2(d) or (e)                     [ ]

6     Citizen or place of organization:
           Nebraska corporation

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
           -0-

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
           -0- (See Item 6)

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
           -0-

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
           22,045,060 Shares

11    Aggregate amount beneficially owned by each Reporting
      Person:
           22,045,060 Shares

12    Check Box if the aggregate amount in
      Row (11) excludes certain shares*                             [ ]

13    Percent of class represented by amount in Row (11):
           32.6%

14    Type of Reporting Person*:
           IC

CUSIP No. 383 712 106                                      Page 5 of 23

1     Name of Reporting Person:

      S.S. or I.R.S. Identification No. of Above Person:
           Columbia Insurance Company, 47-0530077

2     Check the appropriate box if a member of a Group*:

                                                               (a)  [X]
                                                               (b)  [ ]
_________________________________________________________________

3     SEC USE ONLY

_________________________________________________________________

4     Source of Funds*:
           WC

5     Check box if disclosure of Legal Proceedings
      is required pursuant to Items 2(d) or (e)                     [ ]

6     Citizen or place of organization:
           Nebraska corporation

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
           -0-

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
           -0- (See Item 6)

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
           -0-

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
           672,155 Shares

11    Aggregate amount beneficially owned by each Reporting
      Person:
           672,155 Shares

12    Check Box if the aggregate amount in
      Row (11) excludes certain shares*                             [ ]

13    Percent of class represented by amount in Row (11):
           1.0%

14    Type of Reporting Person*:
           IC

CUSIP No. 383 712 106                                      Page 6 of 23

1     Name of Reporting Person:

      S.S. or I.R.S. Identification No. of Above Person:
           National Fire and Marine Insurance Company, 47-6021331

2     Check the appropriate box if a member of a Group*:

                                                               (a)  [X]
                                                               (b)  [ ]
_________________________________________________________________

3     SEC USE ONLY


_________________________________________________________________

4     Source of Funds*:
           WC, AF

5     Check box if disclosure of Legal Proceedings
      is required pursuant to Items 2(d) or (e)                     [ ]

6     Citizen or place of organization:
           Nebraska corporation

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
           -0-

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
           -0- (See Item 6)

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
           -0-

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
           10,767,675 Shares

11    Aggregate amount beneficially owned by each Reporting
      Person:
           10,767,675 Shares

12    Check Box if the aggregate amount in
      Row (11) excludes certain shares*                             [ ]

13    Percent of class represented by amount in Row (11):
           15.9%

14    Type of Reporting Person*:
           IC

CUSIP No. 383 712 106                                      Page 7 of 23

1     Name of Reporting Person:

      S.S. or I.R.S. Identification No. of Above Person:
           Redwood Fire and Casualty Insurance Company, 47-0530076

2     Check the appropriate box if a member of a Group*:

                                                               (a)  [X]
                                                               (b)  [ ]
_________________________________________________________________

3     SEC USE ONLY

_________________________________________________________________

4     Source of Funds*:
           WC

5     Check box if disclosure of Legal Proceedings
      is required pursuant to Items 2(d) or (e)                     [ ]

6     Citizen or place of organization:
           Nebraska corporation

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
           -0-

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
           -0- (See Item 6)

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
           -0-

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
           1,274,860 Shares

11    Aggregate amount beneficially owned by each Reporting
      Person:
           1,274,860 Shares

12    Check Box if the aggregate amount in
      Row (11) excludes certain shares*                             [ ]

13    Percent of class represented by amount in Row (11):
           1.9%

14    Type of Reporting Person*:
           IC

CUSIP No. 383 712 106                                      Page 8 of 23

1     Name of Reporting Person:

      S.S. or I.R.S. Identification No. of Above Person:
           Cypress Insurance Company, 95-6042929

2     Check the appropriate box if a member of a Group*:

                                                               (a)  [X]
                                                               (b)  [ ]
_________________________________________________________________

3     SEC USE ONLY


_________________________________________________________________

4     Source of Funds*:
           WC

5     Check box if disclosure of Legal Proceedings
      is required pursuant to Items 2(d) or (e)                     [ ]

6     Citizen or place of organization:
           California corporation

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
           -0-

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
           -0- (See Item 6)

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
           -0-

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
           550,095 Shares

11    Aggregate amount beneficially owned by each Reporting
      Person:
           550,095 Shares

12    Check Box if the aggregate amount in
      Row (11) excludes certain shares*                             [ ]

13    Percent of class represented by amount in Row (11):
           0.8%

14    Type of Reporting Person*:
           IC

CUSIP No. 383 712 106                                      Page 9 of 23

1     Name of Reporting Person:

      S.S. or I.R.S. Identification No. of Above Person:
           Cornhusker Casualty Company, 47-0529945

2     Check the appropriate box if a member of a Group*:

                                                               (a)  [X]
                                                               (b)  [ ]
_________________________________________________________________

3     SEC USE ONLY


_________________________________________________________________

4     Source of Funds*:
           WC

5     Check box if disclosure of Legal Proceedings
      is required pursuant to Items 2(d) or (e)                     [ ]

6     Citizen or place of organization:
           Nebraska corporation

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
           -0-

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
           -0- (See Item 6)

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
           -0-

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
           1,432,870 Shares

11    Aggregate amount beneficially owned by each Reporting
      Person:
           1,432,870 Shares

12    Check Box if the aggregate amount in
      Row (11) excludes certain shares*                             [ ]

13    Percent of class represented by amount in Row (11):
           2.1%

14    Type of Reporting Person*:
           IC

CUSIP No. 383 712 106                                     Page 10 of 23

1     Name of Reporting Person:

      S.S. or I.R.S. Identification No. of Above Person:
           National Liability and Fire Insurance Company,
           36-2403971

2     Check the appropriate box if a member of a Group*:

                                                               (a)  [X]
                                                               (b)  [ ]
_________________________________________________________________

3     SEC USE ONLY

_________________________________________________________________

4     Source of Funds*:
           WC

5     Check box if disclosure of Legal Proceedings
      is required pursuant to Items 2(d) or (e)                     [ ]

6     Citizen or place of organization:
           Illinois corporation

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
           -0-

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
           -0- (See Item 6)

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
           -0-

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
           215,015 Shares

11    Aggregate amount beneficially owned by each Reporting
      Person:
           215,015 Shares

12    Check Box if the aggregate amount in
      Row (11) excludes certain shares*                             [ ]

13    Percent of class represented by amount in Row (11):
           0.3%

14    Type of Reporting Person*:
           IC

CUSIP No. 383 712 106                                     Page 11 of 23

      This Schedule 13D is amended and restated in its entirety pursuant to Rule 101(a)(2)(ii) of Regulation S-T.

ITEM 1.    SECURITY AND ISSUER

      This statement relates to the common stock of GEICO
      Corporation ("Issuer"), One GEICO Plaza, Washington, D.C.
      20076 (CUSIP No. 383 712 106), held by the entities making this filing.

ITEM 2.    IDENTITY AND BACKGROUND

a.    This statement is filed by:

      Warren E. Buffett (an individual and United States citizen), 1440 Kiewit Plaza, Omaha, Nebraska 68131;

      Berkshire Hathaway Inc. (a Delaware corporation), 1440 Kiewit Plaza, Omaha, Nebraska 68131 (40.2% of the stock of which is owned by Warren E. Buffett and a trust of which he is trustee but in which he has no economic interest, and 3.1% of the stock of which is owned by his wife, Susan T. Buffett);

      National Indemnity Company (a Nebraska corporation), 3024
      Harney Street, Omaha, Nebraska 68131 (a 100%-owned subsidiary of Berkshire Hathaway Inc.);

      National Fire and Marine Insurance Company (a Nebraska corporation), 3024 Harney Street, Omaha, Nebraska 68131 (a
      100%-owned subsidiary of Berkshire Hathaway Inc.);

      Cornhusker Casualty Company (a Nebraska corporation), 9290
      West Dodge Road, Omaha, Nebraska 68114 (a 100%-owned subsidiary of National Indemnity Company);

      Redwood Fire and Casualty Insurance Company (a Nebraska corporation), 3024 Harney Street, Omaha, Nebraska 68131 (a
      100%-owned subsidiary of National Fire and Marine Insurance
      Company);

      Columbia Insurance Company (a Nebraska corporation), 3024
      Harney Street, Omaha, Nebraska 68131 (a 100%-owned subsidiary of Berkshire Hathaway Inc.);

      Cypress Insurance Company (a California corporation), 1825
      South Grant Street, Suite 625, San Mateo, California 94402
      (a 100%-owned subsidiary of Berkshire Hathaway Inc.);

      National Liability and Fire Insurance Company (an Illinois corporation), 3024 Harney Street, Omaha, Nebraska 68131 (a
      100%-owned subsidiary of Berkshire Hathaway Inc.).

CUSIP No. 383 712 106                                     Page 12 of 23

      The Executive officers and Directors of Berkshire Hathaway
Inc. are as follows:

Executive Officers:

Chairman of the Board and
  Chief Executive Officer             Warren E. Buffett
Vice Chairman of the Board            Charles T. Munger
Vice President, Treasurer and
  Chief Financial Officer             Marc D. Hamburg

Directors:
                                      Warren E. Buffett
                                      Susan T. Buffett
                                      Howard G. Buffett
                                      Malcolm G. Chace III
                                      Charles T. Munger
                                      Walter Scott, Jr.


      The Executive Officers and Directors of National Indemnity
Company are as follows:

Executive Officers:

President                             Donald F. Wurster
Executive Vice President              Ajit Jain
Treasurer                             Robert D. O'Connell

Directors:
                                      Warren E. Buffett, Chairman
                                      Michael A. Goldberg,
                                        Vice Chairman
                                      Forrest N. Krutter
                                      Robert D. O'Connell
                                      Donald F. Wurster
                                      Mark D. Millard
                                      Philip M. Wolf

CUSIP No. 383 712 106                                     Page 13 of 23

      The Executive Officers and Directors of Cornhusker Casualty
Company are as follows:

Executive Officers:

President                             Rodney D. Eldred
Treasurer                             Julie L. Den Herder

Directors:                            Michael A. Goldberg,
                                        Chairman
                                      Rodney D. Eldred
                                      Julie L. Den Herder
                                      Grant E. Lippincott
                                      Forrest N. Krutter

      The Executive Officers and Directors of Redwood Fire and
Casualty Insurance Company are as follows:

Executive Officers:

Chairman of the Board                 Michael A. Goldberg
President                             Rodney D. Eldred
Treasurer                             Julie L. Den Herder

Directors:
                                      Michael A. Goldberg,
                                        Chairman
                                      Bradley D. Kinstler
                                      Rodney D. Eldred
                                      Forrest N. Krutter
                                      Julie L. Den Herder


      The Executive Officers and Directors of National Fire and
Marine Insurance Company are as follows:

Executive Officers:

President                             Donald F. Wurster
Vice President
  and Treasurer                       Robert D. O'Connell

Directors:
                                      Warren E. Buffett, Chairman
                                      Michael A. Goldberg,
                                        Vice Chairman
                                      Forrest N. Krutter
                                      Robert D. O'Connell
                                      Donald F. Wurster

CUSIP No. 383 712 106                                     Page 14 of 23


      The Executive officers and Directors of Cypress Insurance
Company are as follows:

Executive Officers

President                             Bradley D. Kinstler
Treasurer                             Julie L. Den Herder

Directors:
                                      Michael A. Goldberg
                                      Bradley D. Kinstler
                                      Rodney D. Eldred


      The Executive Officers and Directors of Columbia Insurance
Company are as follows:

Executive officers:

President                             Donald F. Wurster
Treasurer                             Robert D. O'Connell

Directors:
                                      Warren E. Buffett,
                                        Chairman
                                      Michael A. Goldberg,
                                        Vice Chairman
                                      Forrest N. Krutter
                                      Donald F. Wurster
                                      Robert D. O'Connell

      The Executive officers and Directors of National Liability and Fire Insurance Company are as follows:

Executive Officers:

President                             Donald F. Wurster
Treasurer                             Robert D. O'Connell

Directors:
                                      Michael A. Goldberg,
                                        Chairman
                                      Warren E. Buffett
                                      Ajit Jain
                                      Robert D. O'Connell
                                      Forrest N. Krutter
                                      C. Barry Montgomery
                                      Barry L. Kroll
                                      Lloyd E. Williams, Jr.
                                      Donald F. Wurster

CUSIP No. 383 712 106                                     Page 15 of 23

b. The business addresses of the Executive Officers and Directors of Berkshire Hathaway Inc., National Indemnity Company, Cypress Insurance Company, National Fire and Marine Insurance Company, Cornhusker Casualty Company, Redwood Fire and Casualty Insurance Company, National Liability and Fire Insurance Company, and Columbia Insurance Company are as follows:

      Howard G. Buffett, 1440 Kiewit Plaza, Omaha, NE  68131

      Susan T. Buffett, 1440 Kiewit Plaza, Omaha, NE 68131

      Warren E. Buffett, 1440 Kiewit Plaza, Omaha, NE 68131

      Malcolm G. Chace III, 731 Hospital Trust Bldg., Providence,
      R.I., 02903

      Julie L. Den Herder, 9290 West Dodge Road, Omaha, NE  68114

      Rodney D. Eldred, 9290 West Dodge Road, Omaha, NE 68114

      Michael A. Goldberg, 1440 Kiewit Plaza, Omaha, NE 68131

      Marc D. Hamburg, 1440 Kiewit Plaza, Omaha, NE  68131

      Ajit Jain, 84 William Street, New York, NY 10038

      Bradley D. Kinstler, 1825 South Grant Street, #635, San
      Mateo, CA 94402

      Barry L. Kroll, 20 North Wacker Drive, Chicago, IL 60606

      Forrest N. Krutter, 3024 Harney Street, Omaha, NE 68131

      Grant E. Lippincott, 9290 West Dodge Road, Omaha, NE  68114

      Mark D. Millard, 1440 Kiewit Plaza, Omaha, NE  68131

      C. Barry Montgomery, 20 North Wacker Drive, Chicago, IL
      60606

      Charles T. Munger, 355 South Grand Avenue, Los Angeles, CA
      90071

      Robert D. O'Connell, 3024 Harney Street, Omaha, NE 68131

      Walter Scott, Jr., 1000 Kiewit Plaza, Omaha, NE 68131

      Lloyd E. Williams, Jr., 20 North Wacker Drive, Chicago, IL
      60606

      Philip M. Wolf, 3024 Harney Street, Omaha, NE 68131

      Donald F. Wurster, 3024 Harney Street, Omaha, NE 68131

CUSIP No. 383 712 106                                     Page 16 of 23

c. Berkshire Hathaway owns subsidiaries engaged in a number of diverse business activities, the most important of which is the property and casualty insurance and reinsurance business. Activities conducted by other Berkshire subsidiaries include publication and distribution of encyclopedias and related educational and instructional material, the manufacture and marketing of home cleaning systems and related accessories, the manufacture and sale of boxed chocolates and other confectionery products, publication of a daily and Sunday newspaper in Buffalo, New York, retailing of home furnishings and fine jewelry, manufacture and distribution of uniforms, and manufacture, import and distribution of footwear.

      The principal occupation of Warren E. Buffett is Chairman of the Board of Directors of Berkshire Hathaway Inc.

      The principal business of National Indemnity Company is property/casualty insurance and reinsurance.

      The principal business of National Liability and Fire
      Insurance Company is property/casualty insurance.

      The principal business of National Fire and Marine Insurance Company is casualty insurance and reinsurance.

      The principal business of Cornhusker Casualty Company is property/casualty insurance.

      The principal business of Redwood Fire and Casualty
      Insurance Company is property/casualty insurance.

      The principal business of Cypress Insurance Company is worker's compensation insurance.

      The principal business of Columbia Insurance Company is property/casualty insurance and reinsurance.

      The present principal occupations of the Executive Officers and Directors of Berkshire Hathaway Inc., National Indemnity Company, Cypress Insurance Company, National Fire and Marine Insurance Company, Cornhusker Casualty Company, Redwood Fire and Casualty Insurance Company, National Liability and Fire Insurance Company, and Columbia Insurance Company are as follows:

           Howard G. Buffett, private investor

           Susan T. Buffett, private investor

           Warren E. Buffett, Chairman of the Board of Directors of Berkshire Hathaway Inc.

           Malcolm G. Chace III, private investor

CUSIP No. 383 712 106                                     Page 17 of 23

           Julie L. Den Herder, Treasurer of Cornhusker Casualty
           Company and Treasurer of Redwood Fire and Casualty
           Company

           Rodney D. Eldred, President of Cornhusker Casualty
           Company and President of Redwood Fire and Casualty
           Company

           Michael A. Goldberg, President of Berkshire Hathaway
           Credit Corporation

           Marc D. Hamburg, Vice President, Treasurer and Chief
           Financial Officer of Berkshire Hathaway, Inc.

           Ajit Jain, Executive Vice President of National
           Indemnity Company

           Bradley D. Kinstler, President of Cypress Insurance
           Company

           Barry L. Kroll, attorney

           Forrest N. Krutter, Senior Vice President and General
           Counsel of National Indemnity Company and affiliated entities

           Grant E. Lippincott, Vice President of Cornhusker
           Casualty Company

           Mark D. Millard, Director of Financial Assets of
           Berkshire Hathaway Inc.

           C. Barry Montgomery, Attorney

           Charles T. Munger, Vice Chairman of the Board of
           Berkshire Hathaway Inc.

           Robert D. O'Connell, Vice President and Treasurer of
           National Indemnity Company

           Walter Scott, Jr., Chief Executive Officer of Peter
           Kiewit Sons, Inc.

           Lloyd E. Williams, Jr., Attorney

           Philip M. Wolf, Senior Vice President of National
           Indemnity Company

           Donald F. Wurster, President of National Indemnity
           Company, National Fire and Marine Insurance Company and National Liability and Fire Insurance Company

d. None of the persons on whose behalf this Schedule 13D is filed, nor, to the best knowledge of the persons filing this Schedule, any of the officers and directors of such persons set forth above, have been convicted, during the last five

CUSIP No. 383 712 106                                     Page 18 of 23

      years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e. None of the persons on whose behalf this Schedule 13D is filed, nor, to the best knowledge of the persons filing this Schedule, any of the officers and directors of such persons set forth above, have, during the last five years, been party to a civil proceeding resulting in a judgment, decree or final order relating to any violation of federal or state securities laws.

f. The natural person on whose behalf this Schedule 13D is filed, and, to the best knowledge of the persons filing this Schedule, each of the officers and directors of the corporations listed above, are citizens of the United
      States.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The aggregate amount of funds expended to date by all of the persons filing this Schedule for the shares of common stock of the Issuer owned by them is approximately $48,314,083.00. Cash generally available in the business of companies named in Item 2 was used, and no borrowed funds were involved.
      The proposed transaction described in Item 4 hereof will require the expenditure of approximately $2.3 billion, which is expected to come from working capital of persons filing this Schedule.

ITEM 4.    PURPOSE OF TRANSACTION.

      The subsidiaries of Berkshire Hathaway Inc. identified in Items 2 and 5 of this Schedule 13D purchased in numerous transactions more than ten years ago an aggregate of 34,250,000 shares of the Issuer's common stock (after giving effect to certain conversions of preferred stock and to a 5-for-1 stock split). The purpose of such transactions was to acquire shares for investment.

      At the time of its earliest purchases, Berkshire Hathaway Inc. filed with the District of Columbia Superintendent of Insurance a Request for exemption from the filing requirements of Section 35-1903 of the District of Columbia Code (Holding Company System Regulatory Act) applicable to purchases of stock in a District of Columbia Insurance Company that change or influence the control of such company. On January 12, 1977, the District of Columbia Superintendent of Insurance issued an order exempting Berkshire Hathaway Inc. from the filing requirements of
      Section 35-1903. The order granting the exemption placed certain limitations on the ability of Berkshire Hathaway Inc. to acquire additional shares of stock of the Issuer.
      In connection with the subsequent redomestication of the Issuer in Maryland, the Insurance Division of the Department of Licensing and Regulation of the State of Maryland reaffirmed that exemption and order under Maryland law. One of the conditions of the order is that Berkshire Hathaway maintain a proxy agreement appointing an independent proxy with respect to all shares of the Issuer's stock held or

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CUSIP No. 383 712 106                                     Page 19 of 23

      controlled by it. As further discussed in Item 6 of this Schedule, the proxy agreement requires the independent proxy in voting such shares to exercise its best judgment as to the best interests of Berkshire Hathaway Inc., without regard to the status of Berkshire Hathaway Inc. as an actual or potential competitor of the Issuer. All purchases of the Issuer's common stock have been within the limits imposed by the order. None of the entities filing this Schedule 13D has purchased or sold any shares of stock of the Issuer since 1983.

      On August 25, 1995, Berkshire Hathaway Inc. entered into an Agreement and Plan of Merger (the "Merger Agreement") which provides for the merger of a newly formed, wholly owned subsidiary of Berkshire Hathaway Inc. into the Issuer and the conversion of all outstanding shares of the Issuer not owned by Berkshire Hathaway Inc. and its subsidiaries into cash at the price of $70 per share. As a result of the transaction, the Issuer will become a subsidiary of Berkshire Hathaway Inc. The Issuer will continue to be managed by present management.

      Consummation of the transactions contemplated in the Merger Agreement is subject to the approval of state insurance regulators and the approval of the holders of 80% of the Issuer's outstanding shares of common stock (including the affirmative vote of shareholders of the Issuer holding a majority of the outstanding shares of Issuer not owned by Berkshire Hathaway Inc. and its subsidiaries.)

      The Merger Agreement provides that between the date of the signing of the Merger Agreement and the closing of the transactions contemplated thereby, the Board of Directors of the Issuer may consider unsolicited proposals to acquire a substantial amount of the Issuer's assets or 50% or more of the Issuer's outstanding shares of common stock, and may withdraw its approval of the Merger Agreement and the transactions contemplated thereby, if the Board of Directors determines in good faith, after consultation with counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Issuer's stockholders.

      The Merger Agreement is set forth in full as Exhibit 1 to this Schedule and it is incorporated into Item 4 by this reference. The foregoing description of the terms and provisions of the Merger Agreement is a summary only, and is qualified in its entirety by reference to the attached document.

      Other than as discussed above, the persons filing this Schedule have no plans or proposals that relate to or would result in the acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer; an extraordinary corporate transaction involving Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of Issuer or any of its subsidiaries; a change in the present Board of Directors or management of Issuer; a material change in the present

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CUSIP No. 383 712 106                                     Page 20 of 23

      capitalization or dividend policy of Issuer; any other material change in Issuer's business or corporate structure; changes in Issuer's charter or bylaws or other actions that might impede the acquisition of control of Issuer by any other person; causing securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; causing securities of Issuer to be eligible for termination of registration pursuant to the Securities Exchange Act of 1934; or any other similar action.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

      None of the entities filing this Schedule has purchased or sold any shares of common stock of the Issuer since 1983.

a. The following table sets forth the aggregate number of shares of common stock (and the percentage of the voting power) of the Issuer held of record by the following companies named in Item 2:


                                           NO. OF SHARES    PERCENTAGE*
                                                OF              OF
           NAME                            COMMON STOCK    VOTING POWER

National Indemnity Company                  20,612,190         30.4%

National Fire and Marine
Insurance Company                            9,492,815         14.0%

Cornhusker Casualty Company                  1,432,870          2.1%

Redwood Fire and Casualty
Insurance Company                            1,274,860          1.9%

Columbia Insurance Company                     672,155          1.0%

Cypress Insurance Company                      550,095          0.8%

National Liability and Fire
Insurance Company                              215,015          0.3%
                                            __________         ____

TOTAL                                       34,250,000         50.6%
                                            __________         ____

           *Reflects voting power based upon 67,719,710 shares of the Issuer's common stock outstanding on July 31, 1995, as reported in the Issuer's
           Quarterly Report on Form 10-Q for the Quarter ended June 30, 1995.

      Warren E. Buffett may be deemed to control Berkshire
      Hathaway Inc., which controls each of the companies with

CUSIP No. 383 712 106                                     Page 21 of 23

      record ownership of the Issuer's common stock identified in the table above. Both Mr. Buffett and Berkshire Hathaway Inc. thus may be considered to have beneficial ownership of the entire 34,250,000 shares of the Issuer's common stock held of record by the companies identified above. All of the companies identified in the table above are direct subsidiaries of Berkshire Hathaway Inc., except Cornhusker Casualty Company and Redwood Fire and Casualty Insurance Company, which are indirect subsidiaries of Berkshire Hathaway Inc. Berkshire Hathaway, Inc. controls each of the intermediary companies: National Fire and Marine Insurance Company (in the case of Redwood Fire and Casualty Insurance Company); and National Indemnity Company (in the case of Cornhusker Casualty Company).

b. Each of the entities named in Item 5(a) has transferred voting power with respect to the shares indicated through the grant of the proxy described in Item 6. Each of the entities named in 5(a) has investment power with respect to the shares indicated for each. Moreover, Warren E. Buffett, Chairman of the Board of Berkshire Hathaway Inc., who may be deemed to control the companies named in Item 5(a), generally directs the investments and voting of each of the companies named. Thus Mr. Buffett, Berkshire Hathaway Inc. and the subsidiaries of Berkshire Hathaway Inc. that directly or indirectly control the companies named in Item 5(a) share investment power with respect to the shares of the Issuer owned by each of the companies named in Item 5(a). The shared investment power of Mr. Buffett, Berkshire Hathaway Inc. and each of the direct and indirect subsidiary corporations is reflected on the cover pages filed herewith.

c. There have been no transactions in the shares of the Issuer by persons named in Item 5(a) during the past sixty days.

d.    Not applicable.

e.    Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Berkshire Hathaway Inc. entered into a Proxy Agreement on February 24, 1977 appointing Suburban Trust Company of Maryland (now Nationsbank of Maryland) its proxy with respect to all shares of the Issuer held by Berkshire Hathaway Inc. through its subsidiaries.

      The Proxy Agreement, as amended to date, requires Nationsbank of Maryland, in voting the shares, to be guided by its best judgment as to the best interests of Berkshire Hathaway Inc., without regard to the status of Berkshire Hathaway Inc. as
an actual or potential competitor of the Issuer.   Berkshire
Hathaway Inc. is prohibited from communicating with the proxy about the voting of the stock, except that it is permitted to communicate its general investment policies and practices, and it

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CUSIP No. 383 712 106                                     Page 22 of 23

retains the right to instruct the proxy not to vote on a specified matter or to vote in the same proportion as the vote ultimately cast by all other voting shareholders.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1. Agreement and Plan of Merger dated as of August 25, 1995 among Berkshire Hathaway
                      Inc., HPKF Inc. and GEICO Corporation.

                      [Filed herewith electronically]

      Exhibit 2.      Proxy Agreement dated February 24, 1977
                      between Suburban Trust Company of Maryland
                      (now Nationsbank of Maryland) and Berkshire
                      Hathaway Inc.

                      [Previously filed as a paper exhibit to
                      Amendment No. 4 to the initial filing on
                      Schedule 13D]

      Exhibit 3.      Power of Attorney and Joint Filing Agreement

                      [Previously filed as a paper exhibit to
                      Amendment No. 22 to the initial filing on
                      Schedule 13D.]

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CUSIP No. 383 712 106                                     Page 23 of 23

                               SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated this 28th day of August 1995.



                                   /s/ Warren E. Buffett
                                 Warren E. Buffett



                                 BERKSHIRE HATHAWAY INC.
                                 NATIONAL INDEMNITY COMPANY
                                 COLUMBIA INSURANCE COMPANY



                                 By: /s/ Warren E. Buffett
                                      Warren E. Buffett
                                      Chairman of the Board



                                 NATIONAL FIRE AND MARINE INSURANCE
                                      COMPANY
                                 NATIONAL LIABILITY AND FIRE
                                      INSURANCE COMPANY
                                 REDWOOD FIRE AND CASUALTY
                                      INSURANCE COMPANY
                                 CYPRESS INSURANCE COMPANY
                                 CORNHUSKER CASUALTY COMPANY



                                 By: /s/ Warren E. Buffett
                                      Warren E. Buffett
                                      Attorney-in-Fact